UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018.

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

In connection with the 2019 Annual Meeting of Shareholders of Delta Technology Holdings Limited, a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

1.	Notice of 2019 Annual Meeting of the Shareholders of Delta Technology Holdings Limited and Proxy Statement, dated December 31, 2018, to be mailed to the shareholders of the Company in connection with the 2019 Annual Meeting of the Company’s Shareholders, which is scheduled to be held on January 22, 2019 (the “2019 Annual Meeting”).

2.	Form of Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2019 Annual Meeting. The Notice of 2019 Annual Meeting of the Shareholders of Delta Technology Holdings Limited and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Form of Proxy Card is attached to this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELTA TECHNOLOGY HOLDINGS LIMITED

Date: December 31, 2018	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

1.	Notice of 2019 Annual Meeting of the Shareholders of Delta Technology Holdings Limited and Proxy Statement, dated December 31, 2018, to be mailed to the shareholders of the Company in connection with the 2019 Annual Meeting of the Company’s Shareholders, which is scheduled to be held on January 22, 2019 (the “2019 Annual Meeting”).

2.	Form of Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2019 Annual Meeting. The Notice of 2019 Annual Meeting of the Shareholders of Delta Technology Holdings Limited and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Form of Proxy Card is attached to this Form 6-K as Exhibit 99.2.

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